EXHIBIT 99.2

MER TELEMANAGEMENT SOLUTIONS LTD.

THIS PROXYIS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoint(s) Eytan Bar and Alon Mualem, or either of them, attorneysor attorney of the undersigned, for and in the name(s) of the undersigned, with power ofsubstitution and revocation in each to vote any and all ordinary shares, par value NIS 0.01 pershare, of MER Telemanagement Solutions Ltd. (the "Company"), which the undersigned would beentitled to vote as fully as the undersigned could if personally present at the Extraordinary GeneralMeeting of Shareholders of the Company to be held on February 25, 2010 at 10:30 a.m. (Israeltime) at the principal offices of the Company, 14 Hatidhar Street, Ra'anana 43665, Israel and atany adjournment or adjournments thereof, and hereby revoking any prior proxies to vote saidshares, upon the following items of business more fully described in the notice of and proxystatement for such Extraordinary General Meeting (receipt of which is hereby acknowledged):

(Continued and to be signed on the reverse side)

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

MER TELEMANAGEMENT SOLUTIONS LTD.

February 25, 2010

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

	Please detach along perforated line and mail in the envelope provided.	

00030000000000000000 4	022510

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL 1. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

		FOR	AGAINST	ABSTAIN
1.
To approve an amendment to the Company's Articles of Association to effect a reverse stock split of its issued and outstanding ordinary shares at a ratio of one-for-two, in the event that the closing bid price of the Company's ordinary shares on the NASDAQ Capital Market has not exceeded $1.00 per share for a minimum of 10 consecutive business days prior to March 15, 2010.
		☐	☐	☐

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR PROPOSAL 1.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.